UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 1*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D100
(CUSIP Number)

Rakuten Mobile, Inc.

Rakuten Crimson House

1-14-1 Tamagawa, Setagaya-Ku

Tokyo 158-0094 Japan

+81-50-5817-1140

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2021
(Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217D100	13D

1	Names of Reporting Persons Rakuten Mobile USA Service Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 28,520,155 (1) (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,520,155 (1) (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,520,155 (1) (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented in Row (11) 35.53% (2)
14	Type of Reporting Person CO

(1)	Comprised of (i) 28,520,155 common units (the “AST Common Units”) of AST & Science LLC (“AST”). In addition, the Reporting Person beneficially owns 28,520,155 shares of Class B Common Stock of the AST SpaceMobile, Inc. (the “Issuer”) (the “Class B Common Stock”). Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on Form 8-K filed by the Issuer on April 12, 2021 (the “Form 8-K”), and (ii) the 28,520,155 shares of Class A Common Stock that Reporting Person is eligible to convert its AST Common Units into as discussed in this Schedule 13D are issued and outstanding.

CUSIP No. 00217D100	13D

1	Names of Reporting Persons Rakuten Symphony Singapore PTE LTD.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 28,520,155 (1) (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 28,520,155 (1) (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,520,155 (1) (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented in Row (11) 35.53% (2)
14	Type of Reporting Person CO

(3)	Comprised of 28,520,155 AST Common Units. In addition, the Reporting Person beneficially owns 28,520,155 shares of Class B Common Stock. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(4)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on the Form 8-K, and (ii) the 28,520,155 shares of Class A Common Stock that Reporting Person is eligible to convert its AST Common Units into as discussed in this Schedule 13D are issued and outstanding.

CUSIP No. 00217D100	13D

1	Names of Reporting Persons Rakuten Mobile, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,500,000 (1) (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,500,000 (1) (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (1) (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented in Row (11) 4.83% (2)
14	Type of Reporting Person CO

(1)	Comprised of 2,500,000 Shares of Class A Common Stock of the Issuer.

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on the Form 8-K.

CUSIP No. 00217D100	13D

1	Names of Reporting Persons Rakuten Group, Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO

5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shares Voting Power 31,020,155 (1) (See Item 5)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 31,020,155 (1) (See Item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,020,155 (1) (See Item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented in Row (11) 38.64% (2)
14	Type of Reporting Person CO

(1)	Comprised of (i) 2,500,000 shares of Class A Common Stock of the Issuer and (ii) 28,520,155 AST Common Units. In addition, the Reporting Person beneficially own 28,520,155 shares of Class B Common Stock of the Issuer. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer.

As discussed in Item 2 of this Schedule 13D, the other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on the Form 8-K, and (ii) the 28,520,155 shares of Class A Common Stock that Reporting Person is eligible to convert its AST Common Units into as discussed in this Schedule 13D are issued and outstanding.

CUSIP No. 00217D100	13D

The Reporting Persons named in Item 2 below are hereby jointly filing this amendment (the “Amendment No. 1”) to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 16, 2021 (the “Schedule 13D”). This Amendment No. 1 amends the Schedule 13D only with respect to the Items included herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of AST SpaceMobile, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas 79706. Prior to the Business Combination (as defined below), the Issuer was known as New Providence Acquisition Corp. (“NPA”).

Item 2. Identity and Background

The Schedule 13D is being filed by Rakuten Mobile USA Service Inc., a corporation formed under the laws of Delaware (“Rakuten USA Service”), Rakuten Symphony Singapore PTE LTD, an entity formed under the laws of Singapore (“Rakuten Symphony Singapore”), Rakuten Mobile, Inc. (“Rakuten Mobile”), a corporation formed under the laws of Japan, ”), and Rakuten Group, Inc. (“Rakuten Group”), a corporation formed under the laws of Japan (collectively, the “Reporting Persons”). Rakuten Group is the sole stockholder of Rakuten Mobile, which is the sole stockholder of Rakuten Symphony Singapore, which is the sole stockholder of Rakuten USA Service. The business address of Rakuten Group, Inc., and Rakuten Mobile, Inc., is Rakuten Crimson House, 1-14-1 Tamagawa, Setagaya-Ku, Tokyo 158-0094 Japan. The business address of Rakuten Mobile USA Service Inc. is 800 Concar Drive, San Mateo, CA 94402. The business address of Rakuten Symphony Singapore PTE LTD is 138 Market Street #32-01, CapitaGreen, Singapore 048946. Rakuten USA Service is primarily engaged in the business of holding securities. Rakuten Symphony Singapore is primarily engaged in the business of providing telecommunications services, including voice over the internet (VoIP) services. Rakuten Mobile is primarily engaged in the business of providing mobile communications, including mobile network operator (MNO) and mobile virtual network operator (MVNO) businesses, as well as other information and communication technologies. Rakuten Group is primarily engaged in the business of internet services, with internet service businesses in e-commerce, travel, banking, marketing and media.

Rakuten USA Service, Abel Avellan (“Avellan”), Invesat LLC (“Invesat”), Vodafone Ventures Limited (“Vodafone”), ATC TRS II LLC (“American Tower”) and New Providence Management LLC (“NPA Sponsor” and together with the Rakuten USA Service, Avellan, Invesat, Vodafone and American Tower, the “Stockholder Parties”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Stockholder Parties, other than the Reporting Persons, are not the subject of this Schedule 13D and accordingly, none of the other Stockholder Parties is included as a reporting person. For a description of the relationship between Rakuten USA Service and the other Stockholder Parties, see Item 4 below.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of Rakuten Group are listed on Schedule A attached hereto.

Neither the Reporting Persons nor, to their knowledge, any person named on Schedule A attached hereto has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Persons nor, to their knowledge, any person named on Schedule A attached hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 00217D100	13D

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 3.

Upon consummation of the Business Combination (as defined below), the Reporting Persons’ 28,520,155 then-existing common units of AST & Science LLC, a Delaware limited liability company (“AST”), then held by Rakuten Symphony Singapore (formerly, including at such time, known as Rakuten Mobile Singapore PTE. LTD), were reclassified as 28,520,155 common units of AST (the “AST Common Units”) that were issued to Rakuten USA Service and may be redeemed by Rakuten USA Service at any time on or after April 6, 2022 for shares of the Issuer’s Class A Common Stock on a one-to-one basis. Pursuant to the Equity Purchase Agreement (as defined below) and also in connection with the Business Combination, Rakuten USA Service received 28,520,155 shares of the Issuer’s Class B Common Stock, which afford Rakuten USA Service voting rights in the Issuer, but no economic rights. On April 6, 2021, in connection with the PIPE (as defined below) and Subscription Agreement (defined below), Rakuten Mobile purchased 2,500,000 shares of Class A Common Stock from Issuer at a price of $10.00 per share.

Item 4. Purpose of Transaction.

The information set forth in Items, 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

Business Combination

On April 6, 2021 (the “Closing Date”), pursuant to an equity purchase agreement (the “Equity Purchase Agreement”), dated as of December 15, 2020, by and among NPA, AST, NPA Sponsor, Abel Avellan, Tom Severson, Invesat, Vodafone, American Tower, Samsung Next Fund LLC (“Samsung”) and Rakuten Ltd. (together with Mr. Severson, Invesat, Vodafone, American Tower, Abel Avellan and Samsung, the “Existing Equityholders”), and Abel Avellan in his capacity as a representative of the Existing Equityholders, NPA reorganized as an umbrella partnership-C corporation structure, in which substantially all of the operating assets of the Issuer’s business are held by AST LLC, and the Issuer’s only asset is its equity interest in AST LLC(collectively with all the transactions contemplated by the Equity Purchase Agreement, the “Business Combination”).

PIPE

On December 15, 2020, Rakuten Mobile entered into a subscription agreement (the “Subscription Agreement”) with NPA pursuant to which it purchased 2,500,000 shares of Class A Common Stock at a price of $10.00 per share on the Closing Date (the “PIPE”). The Subscription Agreement requires that the Issuer file a registration statement providing for resales of the securities in the PIPE within 30 days of the Closing Date.

A&R Operating Agreement

In connection with the Business Combination, the Issuer, AST LLC and the Existing Equityholders entered into a Fifth Amended and Restated Limited Liability Company Operating Agreement of AST LLC (the “A&R Operating Agreement”), which, among other things, will: (i) appoint the Issuer as the managing member of AST and (ii) restructure the capitalization of AST to: (a) authorize the issuance of the AST Common Units to the Issuer, (b) reclassify the existing common units and series preferred units of AST, subject to certain exceptions, held by the Existing Equityholders into AST Common Units, and (c) reclassify all of the incentive units of AST into units of ownership interest that entitle the holder to the Issuer’s incentive equity units, concurrently with and subject to adjustments to the options to purchase AST Common Units affecting the number of incentive equity units and exercise price (as applicable) thereof.

The A&R Operating Agreement and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of AST LLC Units and shares of Class B Common Stock, subject to certain exceptions. From and after April 6, 2022, the Reporting Persons may redeem or exchange one common unit of AST LLC for one share of Class A Common Stock or, at the election of the Issuer, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer (provided that the amount of any cash settlement is limited to the net proceeds from any issuance of shares of Class A Common Stock for the purpose of satisfying such settlement).

As a result of the Business Combination, pursuant to the A&R Operating Agreement, the Reporting Person received 28,520,155 AST Common Units and 28,520,155 shares of the Issuer’s Class B Common Stock. In addition, the Reporting Person purchased 2,500,000 shares of Class A Common Stock in the PIPE.

CUSIP No. 00217D100	13D

Stockholders’ Agreement

In connection with the closing of the Business Combination, the Issuer and the Stockholder Parties entered into a stockholders’ agreement (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, among other things, the Stockholder Parties agreed to vote all securities of the Issuer that may be voted in the election of the Issuer’s board of directors (the “Board”) held by each in accordance with the provisions of the Stockholders’ Agreement. On the Closing Date, the Board will initially consist of 13 directors, with two director seats being vacant, which Abel Avellan may fill at any time. The Stockholder Parties will have the right to nominate directors as follows: (a) the Abel Avellan may nominate seven members to the Board, including the two initial vacancies which the Reporting Person has the right to fill, (b) Invesat, Vodafone, NPA Sponsor and American Tower each may nominate one member to the Board, and (c) the Reporting Persons may nominate two members to the Board. The Stockholder Parties will respectively agree to vote for each of the foregoing nominees. Also pursuant to the Stockholders’ Agreement, the Stockholder Parties will agree to take all necessary action to cause Abel Avellan to be the chairperson of the Board. Moreover, each of the Stockholder Parties agreed until the Sunset Date (as defined therein) (i) to take all necessary action reasonably available within their power, including casting all votes to which such Stockholder Party is entitled in respect of its Voting Shares (as defined therein), whether at any annual or special meeting, by written consent or otherwise, so as to vote its Voting Shares on all matters submitted to the stockholders of the Issuer in accordance with the recommendation of the Board and (ii) not to grant, or enter into a binding agreement with respect to, any proxy to any person in respect of such party’s equity securities of the Issuer that would prohibit such party from casting such votes in accordance with the foregoing provision.

Additionally, the Stockholders Agreement prohibits Rakuten USA Service and the other Stockholder Parties from transferring shares of Class A Common Stock and Class B Common Stock received in the Business Combination prior to April 6,2022, subject to certain exceptions.

Registration Rights Agreement

In connection with the closing of the Business Combination, the Issuer, the AST Equityholders (as defined in the Registration Rights Agreement) and NPA Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Issuer has granted the Holders (as defined in the Registration Rights Agreement) certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement). Subject to the terms and conditions of the Registration Rights Agreement, the Reporting Person is entitled to demand registration rights and piggyback registration rights.

The foregoing descriptions of the Equity Purchase Agreement, Subscription Agreement, A&R Operating Agreement, Stockholders’ Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are each attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders’ Agreement and the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, in their position as a securityholder of the Issuer and in his position Board member of the Issuer, may engage in discussions with management, the Board, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 00217D100	13D

Item 5. Interest in Securities for the Issuer.

(a) – (b)

●	Amount beneficially owned: 31,020,155 shares of Class A Common Stock, comprised of 2,500,000 shares of Class A Common Stock and 28,520,155 shares of Class B Common Stock and AST Common Units. As described above, each AST Common Unit, together with the forfeit of a share of Class B Common Stock, may be exchanged for a share of Class A Common Stock (or, under certain circumstances, from and after April 6, 2022).

●	Percent of Class: 38.64%

●	Number of shares the Reporting Persons have:

o	Sole power to vote or direct the vote: 0

o	Shared power to vote: 31,020,155 shares of Class A Common Stock, comprised of2,500,000 shares of Class A Common Stock and 28,520,155 shares of Class B Common Stock and AST Common Units. As described above, each AST Common Unit, together with the forfeit of a share of Class B Common Stock, may be exchanged for a share of Class A Common Stock (or, under certain circumstances, from and after April 6, 2022).

o	Sole power to dispose or direct the disposition of: 0

o	Shared power to dispose or direct the disposition of: 31,020,155 shares of Class A Common Stock, comprised of2,500,000 shares of Class A Common Stock and 28,520,155 shares of Class B Common Stock and AST Common Units. As described above, each AST Common Unit, together with the forfeit of a share of Class B Common Stock, may be exchanged for a share of Class A Common Stock (or, under certain circumstances, from and after April 6, 2022).

As discussed in Item 2 above, the other Stockholder Parties are not included as reporting persons in this Schedule 13D,and the Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(c)	Except as described in this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the Stockholders’ Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships(legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 00217D100	13D

Item 7. Materials to be Filed as Exhibits

Exhibit Number
1	Joint Filing Agreement dated April 16, 2021.

2	Equity Purchase Agreement, dated as of December 15, 2020, by and among AST & Science LLC, New Providence Acquisition Corp., New Providence Management LLC, the AST Existing Equityholder Representative and the AST Existing Equityholders listed on Annex A thereto (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2020).

3	Fifth Amended and Restated Operating Agreement of AST & Science, LLC, dated as of April 6, 2021 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

4	Stockholders Agreement, dated as of April 6, 2021, by and among AST SpaceMobile, Inc., Abel Avellan, Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC and New Providence Management LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

5	Registration Rights Agreement, dated as of April 6, 2021, by and among AST SpaceMobile, Inc., Abel Avellan, Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC and New Providence Management LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

6	Form of Subscription Agreement, dated as of December 15, 2020, by and among New Providence Acquisition Corp. and Rakuten Mobile, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2020).

CUSIP No. 00217D100	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2021

Rakuten Mobile USA Service, Inc.

By:	/s/ Kaname Sueyoshi
Name:	Kaname Sueyoshi
Title:	CEO

Rakuten Symphony Singapore PTE LTD.

By:	/s/ Rahul Atri
Name:	Rahul Atri
Title:	Authorized Person

Rakuten Mobile, Inc.

By:	/s/ Yoshihisa Yamada
Name:	Yoshihisa Yamada
Title:	Authorized Person

Rakuten Group, Inc.

By:	/s/ Hiroshi Mikitani
Name:	Hiroshi Mikitani
Title:	Representative Director

CUSIP No. 00217D100	13D

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF RAKUTEN GROUP, INC.

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

Name	Present Principal Occupation of Employment	Present Business Address	Citizenship
Hiroshi Mikitani	Representative Director, Chairman, President and CEO	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Masayuki Hosaka	Representative Director and Vice Chairman	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Charles B. Baxter	Director	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	United States of America
Kentaro Hyakuno	Director, Group Executive Vice President, Chief Operating Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Ken Kutaragi	Director	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Sarah J.M. Whitley	Director	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	United Kingdom
Takashi Mitachi	Director	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Jun Murai	Director	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
John V. Roos	Director	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	United States of America

Non-Director Executives:

Name	Present Principal Occupation of Employment	Present Business Address	Citizenship
Yoshihisa Yamada	Group Executive Vice President, President of Communications & Energy Company	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Yasufumi Hiari	Group Executive Vice President, Chief Information Officer, Chief Information Security Officer, Senior Vice President of Communications and Energy Company, Chief Technology Officer of FinTech Group Company	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Makoto Arima	Group Executive Vice President, CRO (Chief Revenue Officer), President of Ad & Marketing Company, Senior Director of Marketing Division, Senior Director of Technology Division	Futako Tamagawa Rise Office 2-21-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan”	Japan
Kazunori Takeda	Group Executive Vice President, President of Commerce Company	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan

CUSIP No. 00217D100	13D

Kenji Hirose	Group Executive Vice President, Chief Financial Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Tareq Amin	Group Executive Vice President, Chief Technology Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	United States of America
Masatada Kobayashi	Group Managing Executive Officer, Chief Well-Being Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Koji Ando	Group Managing Executive Officer, Senior Director of Group Company Division, Senior Vice President of Investment & Incubation Company, Office Manager of CEO Office	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Yuji Kusunoki	Group Managing Executive Officer, Representative Director, President of Rakuten Securities, Inc.	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Terje Marthinussen	Group Managing Executive Officer, CAO (Chief Architecture Officer) of Technology Platforms Division	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Norway
Hiroyuki Nagai	Group Managing Executive Officer, Representative Director and President of Rakuten Bank, Ltd.	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-Ku, Tokyo 160-0022 Japan”	Japan
Hiroshi Takasawa	Group Managing Executive Officer, President of Investment & Incubation Company Head of Asia RHQ	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Naho Kono	Group Managing Executive Officer, Chief Marketing Officer, Senior Vice President of Commerce Company	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Takuya Kitagawa	Group Managing Executive Officer, Chief Data Officer of Technology Services Division	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Koichi Nakamura	Group Managing Executive Officer, Representative Director of Rakuten Payment, Inc.	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-Ku, Tokyo 160-0022 Japan”	Japan
Kazuhiko Kasahara	Group Managing Executive Officer, Director and Executive Vice President of Rakuten Payment, Inc.	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Shunsuke Yazawa	Group Managing Executive Officer, Representative Director and Executive Vice President, Rakuten Mobile, Inc.	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Hiroto Furuhashi	Group Managing Executive Officer, Executive Officer, Rakuten Mobile, Inc.	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Tomotaka Torin	Senior Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Akihito Kurozumi	Senior Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Michael Tamblyn	Senior Executive Officer	135 Liberty Street, Suite 101, Toronto, Ontario, M6K 1A7, Canada	Canada
Kuniaki Matsumura	Senior Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan

CUSIP No. 00217D100	13D

Amit Patel	Senior Executive Officer	Rakuten Crimson House West 800 Concar Drive., San Mateo, California, 94402, U.S.A.	United States of America
Akihito Nohara	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Kei Wada	Executive Officer	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-Ku, Tokyo 160-0022 Japan	Japan
Satoshi Seki	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Naoki Mizuguchi	Executive Officer	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-Ku, Tokyo 160-0022 Japan	Japan
Makoto Watanabe	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Takao Shiono	Executive Officer	Rakuten Crimson House Aoyama, 2-6-21 Minami-Aoyama Minato-Ku, Tokyo 107-0062 Japan	Japan
Kaoru Tanaka	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Miki Kimura	Executive Officer	FORECAST Shinagawa 1-20-9 Kitashinagawa, Shinagawa-Ku, Tokyo 140-0001 Japan	Japan
Yozo Tachibana	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Yoshinari Fukumoto	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Naojiro Hisada	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Shunsuke Hoshino	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Teruji Hoshino	Executive Officer	Rakuten Crimson House Singapore 138 Market Street, #32-01, CapitaGreen, Singapore 048946	Japan
Fernando Paulo	Executive Officer	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-Ku, Tokyo 160-0022 Japan	United States of America
Rohit Dewan	Executive Officer	Rakuten Crimson House West 800 Concar Drive., San Mateo, California, 94402, U.S.A.	United States of America
Hideki Hirata	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Keisuke Ichihara	Executive Officer	Rakuten Crimson House Aoyama, 2-6-21 Minami-Aoyama Minato-Ku, Tokyo 107-0062 Japan	Japan

CUSIP No. 00217D100	13D

Sae Min Ahn	Executive Officer	Rakuten Crimson House Singapore 138 Market Street, #32-01, CapitaGreen, Singapore 048946	Republic of Korea
Shigenobu Kobayashi	Executive Officer	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-Ku, Tokyo 160-0022 Japan	Japan
Oskar Miel	Executive Officer	Rakuten Crimson House Singapore 138 Market Street, #32-01, CapitaGreen, Singapore 048946	Spain
Yuzo Hashiya	Executive Officer	Shinjuku East Side Square, 6-27-30 Shinjuku, Shinjuku-ku, Tokyo 160-0022 Japan	Japan
Ryo Matsumura	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Yoshiyuki Takano	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Noriaki Komori	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Yusuke Kobayashi	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Toshihiko Otsuka	Executive Officer	2, Rue du Fosse, L-1536, Luxembourg	Japan
Kiichi Sorimachi	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Shunsuke Konno	Executive Officer	Futako Tamagawa Rise Office 2-21-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Yosuke Komeda	Executive Officer	Rakuten Life Park Miyagi 2-11-6 Miyagino, Miyagino-Ku, Sendai, Miyagi 983-0045 Japan	Japan
Shinji Kimura	Executive Officer	Rakuten Crimson House West 800 Concar Drive., San Mateo, California, 94402, U.S.A.	Japan
Nick Stamos	Executive Officer	Rakuten Crimson House West 800 Concar Drive., San Mateo, California, 94402, U.S.A.	United States of America
Atsushi Tamura	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan
Adrienne Down Coulson	Executive Officer	Rakuten Crimson House West 800 Concar Drive., San Mateo, California, 94402, U.S.A.	Canada
Kyoko Altman	Executive Officer	Rakuten Crimson House West 800 Concar Drive., San Mateo, California, 94402, U.S.A.	United States of America
Yui Ono	Executive Officer	Rakuten Crimson House 1-14-1 Tamagawa, Setagaya-Ku Tokyo 158-0094 Japan	Japan